

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2021

Ron Kurtz, M.D.
President and Chief Executive Officer
RxSight, Inc.
100 Columbia
Aliso Viejo, CA 92656

Re: **RxSight, Inc.**
Registration Statement on Form S-1
Exhibit Nos. 10.6 and 10.7
Filed July 9, 2021
File No. 333-257790

Dear Dr. Kurtz:

     We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance

cc: Martin J. Waters, Esq.